
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

June 29, 2009

Mr. Lewis Fan
Chief Financial Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re:** **China-Biotics, Inc.**
> **Amendment No. 3 to Form 10-KSB on Form 10-K/A**
> **Filed June 29, 2009**
> **File No. 1-34123**

Dear Mr. Li:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director